SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.         )*

VanceInfo Technologies Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9319E 109

(CUSIP Number)

Initial Public Offering – December 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LC Fund II N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,416,100 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 4,416,100 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,100 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding as of the filing date.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Right Lane Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,416,100 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,416,100 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,100 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding as of the filing date.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Legend Holdings Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,416,100 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,416,100 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,100 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding as of the filing date.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chinese Academy of Sciences Holdings Co., Ltd. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,416,100 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,416,100 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,100 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding as of the filing date.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chinese Academy of Sciences N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,416,100 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,416,100 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,100 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9%*
12	TYPE OF REPORTING PERSON* OO

*	based on the 37,198,907 ordinary shares outstanding as of the filing date.

ITEM 1	(a).	NAME OF ISSUER:

VanceInfo Technologies Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

LC Fund II Right Lane Limited Legend Holdings Limited Chinese Academy of Sciences Holdings Ltd. Chinese Academy of Sciences

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

LC Fund II:

10th Floor, Tower A, Raycom Info. Tech Center

No. 2 Ke Xue Yuan Nan Lu, Zhong Guan Cun,

Haidian District, Beijing 100080,

The People’s Republic of China

Right Lane Limited:

5/F. Lincoln House, Taikoo Place,

979 King’s Road, Quarry Bay,

Hong Kong

Legend Holdings Limited:

10/F, Tower A, Raycom Info Park,

No.2 Kexueyuan Nanlu, Zhongguancun, Haidian District,

Beijing 100080, PRC.

Chinese Academy of Sciences Holdings Co., Ltd.:

7/F, Yingu Mansion, 9 Beisihuanxi Road,

Beijing 100080, PRC.

Chinese Academy of Sciences

No. 52, San Li He Road, Xicheng District

Beijinig 100864, PRC

ITEM 2	(c)	CITIZENSHIP:

LC Fund II is a Cayman Islands company; Right Lane Limited is a Hong Kong company; Legend Holdings Limited is a Chinese company; Chinese Academy of Sciences Holdings Co., Ltd. is a Chinese company. Chinese Academy of Sciences is an academic institution controlled by Chinese government.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G9319E 109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
LC Fund II	4,416,100	11.9%	4,416,100	0	4,416,100	0
Right Lane Limited	4,416,100	11.9%	0	4,416,100	0	4,416,100
Legend Holdings Limited	4,416,100	11.9%	0	4,416,100	0	4,416,100
Chinese Academy of Sciences Holdings Co., Ltd.	4,416,100	11.9%	0	4,416,100	0	4,416,100
Chinese Academy of Sciences	4,416,100	11.9%	0	4,416,100	0	4,416,100

LC Fund II is the record holder of 4,416,100 ordinary shares of the Issuer. Right Lane Limited is the controlling shareholder of LC Fund II. Legend holdings Limited is the sole shareholder of Right Lane Limited, and is in turn controlled by Chinese Academy of Sciences Holdings Co., Ltd.. Chinese Academy of Sciences Holdings Co., Ltd. is wholly owned by Chinese Academy of Sciences. Right Lane Limited, Legend Holdings Limited, Chinese Academy of Sciences Holdings Co., Ltd. and Chinese Academy of Sciences may be deemed to beneficially own all of ordinary shares held by LC Fund II in accordance with Regulation 13(d) of the Securities Act.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

LC Fund II	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Right Lane Limited	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Legend Holdings Limited	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Chinese Academy of Sciences Holdings Co., Ltd.	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Chinese Academy of Sciences	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement